November 1, 2018

Petru Afanasenco
President
Kelinda, Inc.
str. Mihail Kogalniceanu, 66, off. 3
Chisinau, Republic of Moldova, MD-2009

       Re: Kelinda, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 19, 2018
           File No. 333-227350

Dear Mr. Afanasenco:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2018 letter.

Form S-1 filed October 19, 2018

Cover Page

1. We note from your disclosure on page 7 that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards. In this regard, please mark the box on front cover to indicate that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Petru Afanasenco
Kelinda, Inc.
November 1, 2018
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20

2. Your revised disclosure in response to prior comment 9 indicates that you are dependent on the loan commitments from your officers and directors for your current funding.
         Please disclose the rate at which you use such funds. Further, in the "Certain
         Relationships and Related Party Transactions" section, disclose any amounts that have been loaned to you by your officers and directors since June 30, 2018. Refer to prior comment 11.
General

3. We note your response to prior comment 15 that you are not a shell company. Please be advised that the definition of a shell company does not turn on a company's active pursuit of a business plan, but rather the nature and size of its business operations and assets. In this regard, we believe the activities noted in your response constitute nominal operations.
         Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, Matthew Crispino, Attorney-Adviser, at (202) 551-3456 with any other questions.



                                                               Sincerely,
FirstName LastNamePetru Afanasenco
                                                               Division of
Corporation Finance
Comapany NameKelinda, Inc.
                                                               Office of
Information Technologies
November 1, 2018 Page 2                                        and Services
FirstName LastName